

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2010

Robert Fishman, CFO
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

**Re:    NCR Corporation**
**Form 10-K for the Fiscal Ended December 31, 2009**
**File No. 001-00395**

Dear Mr. Fishman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief